                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                       -----------------------------------

                               GENERAL MEDIA, INC.
                               (Name of Applicant)


                                  11 PENN PLAZA
                            NEW YORK, NEW YORK 10001
                    (Address of Principal Executive Offices)

                       -----------------------------------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


Title of Class                                                              Amount*
--------------                                                              ------
Series C 15% Senior Secured Notes Due 2004 . . . . . . . . . . . . . . . . $52,000,000

                       -----------------------------------


APPROXIMATE DATE OF PROPOSED EXCHANGE:                 MARCH 21, 2001


NAME AND ADDRESS OF AGENT FOR SERVICE:                 WITH A COPY TO:
-------------------------------------                  --------------

MR. JOHN PREBICH, PRESIDENT                            ROBERT L. KOHL, ESQ.
AND CHIEF OPERATING OFFICER                            ROSENMAN & COLIN LLP
GENERAL MEDIA, INC.                                    575 MADISON AVENUE
11 PENN PLAZA, 12TH FLOOR                              NEW YORK, NEW YORK  10022
NEW YORK, NEW YORK 10001

* The actual aggregate principal amount of Series C 15% Senior Secured Notes Due 2004 to be issued pursuant to the Indenture may be somewhat less and will depend upon the aggregate amount of the Company's Series B 10-5/8% Senior Secured Notes Due 2000 exchanged in the Exchange, as described in Item 2.

THE OBLIGOR HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (i) THE 20TH DAY AFTER THE FILING OF AN AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (ii) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(c) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE OBLIGOR.

                                     GENERAL

ITEM 1. GENERAL INFORMATION

(a) The applicant, General Media, Inc. (the "Company"), is a corporation.

(b) The Company is incorporated in Delaware.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

        The Company intends to offer (the "Offer"), upon the terms and subject to the conditions set forth in an Offer to Exchange and Consent Solicitation Statement and an accompanying Consent and Letter of Transmittal filed as exhibits hereto, to exchange (the "Exchange") up to $52,000,000 principal amount of its Series B 10-5/8% Senior Secured Notes due December 31, 2000 (the "Notes") for an equal principal amount of its Series C 15% Senior Secured Notes due March ___, 2004 (three years after the date of issuance thereof) (the "New Notes"), together with shares of the Company's Class A Preferred Stock (the "Preferred Shares") and a one-time cash payment equal to 2.0% of the principal amount of Notes exchanged. If the Exchange is completed, the New Notes will be governed by the indenture to be qualified under this Form T-3 (the "New Indenture"), which New Indenture shall be identical to the indenture currently governing the Notes, except as supplemented and amended by the Second Supplemental Indenture, a copy of which is filed as an exhibit hereto.

        The Company will require the consent of the holders of Notes being exchanged for New Notes in the Exchange to certain amendments to the Notes and the indenture currently governing the Notes dated as of December 31, 1993 by and between the Company, the Subsidiary Guarantors named therein and the Bank of New York (successor-in-interest to IBJ Schroder Bank & Trust Company), as Trustee, as supplemented and amended by that certain First Supplemental Indenture dated as of May 19, 1999 (as so amended, the "Indenture").

        The Exchange will be made by the Company in reliance on an exemption from the registration requirements of the Securities Act of 1933 afforded by
Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Notes or Preferred Shares by the Company or by or through an underwriter at or about the same time as the Offer. No cash payment has been made or will be made by any holder of the Notes in connection with the Exchange. The Company has engaged The Bank of New York to act as depositary (the "Depositary") in connection with the Offer and the Exchange. The Depositary will not solicit any Exchange of Notes of any holder of the Notes nor make any recommendation to any holder of Notes with respect to the Offer, and no portion of the fee to be paid to the Depositary is contingent on the completion of the Exchange. The Depositary will assist the Company by contacting holders of Notes to inquire whether they have received the Offer or have any questions concerning such documents (with answers limited to the information contained in the Offer) and reviewing documentation submitted by tendering holders of Notes in the Exchange to determine compliance with the requirements of the Offer. The Depositary will be paid a fee of $5,000 and will be reimbursed for out-of-pocket expenses. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Offer. The Company will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Notes in connection with the Offer.

                                  AFFILIATIONS

ITEM 3. AFFILIATES

        All of the voting securities of the Company are owned by General Media International, Inc. (the "Parent"). The following table sets forth the ownership of the Parent. Robert C. Guccione is a Director and Chairman of the Board of the Company.


-----------------------------------------------------------------------------------------------------------------------------
Names and Complete
Mailing Address of                                                                                       Percentage of Voting
Equity Owners                        Title of Class Owned*             Amount Owned                      Securities Owned
-----------------------------------------------------------------------------------------------------------------------------
Robert C. Guccione                   Class A                           6.67 shares                       66.7%
16 East 67nd Street
New York, New York 10021             Class B                           0.00 shares                       0.0%
-----------------------------------------------------------------------------------------------------------------------------

Robert C. Guccione                   Class A                           3.33 shares                       33.3%
Family Trust No. 1                   Class B                           1.62 shares                       100.0%
-----------------------------------------------------------------------------------------------------------------------------

*Holders of Class A and Class B common stock have equal voting rights and are entitled to one vote per share.

The following companies are direct wholly-owned subsidiaries of the Company:

General Media Communications, Inc.
General Media Art Holding, Inc.
GMI On-Line Ventures, Ltd.

The following companies are indirect wholly-owned subsidiaries of the Company:

General Media Films, Inc.
General Media (UK), Ltd.
Penthouse Clubs International Establishment
Penthouse Images Acquisitions, Ltd.
Penthouse Music, Ltd.
Pure Entertainment Telecommunications, Inc.
General Media Entertainment, Inc.
Penthouse Financial Services N.V.
GMCI Internet Operations, Inc.
Penthouse Australia Pty Ltd.

The following companies are direct or indirect wholly-owned subsidiaries of the Parent and are therefore under common control with the Company:

The General Media Group, Inc.
General Media Fine Arts, Inc.
David's Cars, Inc.
Omni Publications International, Ltd.
225-76 Equities, Inc.
North American Trading Company, Inc.
Longevity International, Ltd.
Pet Productions, Ltd.
Interactive Advertainment, Inc.
Penthouse Mayflower Corporation
General Media Property Development, Ltd.
The Locusts on Hudson River Corp.
Columbus Plaza Site Associates
Boardwalk Properties, Inc.


                             MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS

        Set forth below are the names, complete mailing addresses and all offices of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers.

NAME                             ADDRESS                              OFFICE(s)
----                             -------                              ---------

Robert C. Guccione               c/o General Media, Inc.              Director and Chairman of the Board
                                 11 Penn Plaza
                                 New York, New York 10001

John C. Prebich                  Same                                 Director, President and Chief Operating Officer

John D. Orlando                  Same                                 Director, Senior Vice President, Chief Financial
                                                                      Officer and Treasurer

Laurence B. Sutter               Same                                 Senior Vice President, General Counsel and
                                                                      Assistant Secretary

Nina T. Guccione                 Same                                 Director, Executive Vice President and Assistant
                                                                      Secretary

William F. Marlieb               Same                                 Director

John L. Decker                   Same                                 Director

Phyllis Schwebel                 Same                                 Director

Jerry Siano                      Same                                 Director


ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES

The following sets forth information as to each person owning 10 percent or more of the voting securities of the applicant as of January 29, 2001.


-------------------------------------------------------------------------------------------------------------------------
Names and Complete                                                                                   Percentage of Voting
Mailing Address                            Title of Class Owned              Amount Owned            Securities Owned
-------------------------------------------------------------------------------------------------------------------------
General Media International, Inc.          Common Stock, $.01 par value      475,000 shares          100%*
11 Penn Plaza, 12th Floor                  per share
New York, New York 10001
-------------------------------------------------------------------------------------------------------------------------

*In addition, warrants to purchase 2,399 shares of the Company's common stock have been exercised by certain unrelated parties that have not yet been issued. The issuance of these shares of common stock will reduce the percentage of the voting securities of the Company held by General Media International, Inc. to 99%.

The following table sets forth the ownership of General Media International, Inc.


------------------------------------------------------------------------------------------------------------------
Names and Complete
Mailing Address of                                                                            Percentage of Voting
Equity Owners                        Title of Class Owned*             Amount Owned           Securities Owned
------------------------------------------------------------------------------------------------------------------
Robert C. Guccione                   Class A                           6.67 shares            66.7%
16 East 67nd Street
New York, New York 10021             Class B                           0.00 shares            0.0%
------------------------------------------------------------------------------------------------------------------
Robert C. Guccione                   Class A                           3.33 shares            33.3%
Family Trust No. 1                   Class B                           1.62 shares            100.0%
------------------------------------------------------------------------------------------------------------------

*Holders of Class A and Class B common stock have equal voting rights and are entitled to one vote per share.

                                  UNDERWRITERS

ITEM 6. UNDERWRITERS

(a) No person, within three years of the date hereof, acted as an underwriter of any of the securities of the Company that are outstanding on the date hereof.

(b) The securities proposed to be offered will be exchanged with existing security holders without the assistance of any underwriter.


                               CAPITAL SECURITIES

ITEM 7. CAPITALIZATION

(a) Set forth below is certain information as to each authorized class of securities of the applicant as of January 29, 2001.


Title of Class                                  Amount Authorized               Amount Outstanding
--------------                                  -----------------               ------------------
Common Stock, par value $.01 per share          1,000,000 shares                475,000* shares

10-5/8% Senior Secured Notes Due 2000           $85,000,000 aggregate           $52,000,000 aggregate
                                                principal amount                principal amount

*In addition, warrants to purchase 2,399 shares of the Company's Common Stock have been exercised but such shares have not yet been issued.


(b) Each share of the Company's common stock is entitled to one vote on all matters submitted to a vote of stockholders. The 10-5/8% Senior Secured Notes Due 2000 do not have voting rights other than with respect to amendments to certain provisions of the Indenture affecting the rights of holders of such Notes.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS

        The New Notes will be subject to the New Indenture among the Company, the Subsidiary Guarantors named therein and The Bank of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the New Indenture to be filed as an exhibit hereto, and the description is qualified in its entirety by reference thereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

(a) Events of Default; Withholding of Notice.

        The New Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the New Notes; (ii) default in the payment when due of the principal of or premium (if any), on the New Notes, whether at maturity or upon acceleration, redemption (and the default with respect to redemption continues for 5 business days) or otherwise; (iii) failure by the Company for 5 days after written notice from the Trustee or Holders of at least 25% of the aggregate principal amount of New Notes outstanding to comply with the provisions described under the covenants "Change of Control," "Restricted Payments," "Incurrence of Indebtedness and Issuance of Preferred Stock," "Asset Sales,' or "Maintenance of Consolidated Tangible Net Worth"; (iv) failure by the Company or any of the Subsidiary Guarantors for 30 days after written notice from the Trustee or Holders of at least 25% of the aggregate principal amount of New Notes then outstanding to comply with any of the other agreements in the New Indenture, the New Notes or the Collateral Agreements; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the New Indenture, which default (a) is caused by a failure to pay principal or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $2 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) breach by the Company or any Subsidiary Guarantor of any material representation or warranty set forth in the Collateral Agreements, or repudiation by the Company or any Subsidiary Guarantor of its obligations under the Collateral Agreements or the unenforceability of the Collateral Agreements against the Company or any Subsidiary Guarantor for any reason;
(viii) except as permitted by the New Indenture, if any Subsidiary Guarantee of a Subsidiary Guarantor shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (ix) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

        If any Event of Default occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% of the aggregate principal amount of the then outstanding New Notes, by written notice to the Company and the Trustee, may declare all the

New Notes to be due and payable immediately. Upon such declaration, the unpaid principal of, premium, if any, and accrued interest on the New Notes shall be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, such an amount shall become immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder. Holders of the New Notes may not enforce the New Indenture or the New Notes except as provided in the New Indenture. Subject to certain limitations set forth in the New Indenture, Holders of a majority in aggregate principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

        In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the New Notes pursuant to the optional redemption provisions of the New Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the New Notes.

        The Holders of not less than a majority in aggregate principal amount of the New Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the New Notes (a) waive any existing Default or Event of Default and its consequences under the New Indenture except a continuing Default or Event of Default in the payment of interest or premium (if any) on, or the principal of, the New Notes, and/or (b) rescind an acceleration and its consequences upon conditions provided in the New Indenture.

        If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to Holders of New Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b)     Authentication and Delivery of New Notes; Application of Proceeds.

        The New Notes will be executed on behalf of the Company by two of its Officers by manual or facsimile signature under its corporate seal reproduced thereon (which may be in facsimile form). A New Note will not be valid until authenticated by the manual signature of the Trustee or a duly appointed agent thereof.

        Because the New Notes are being issued in exchange for the Notes, there will be no proceeds from the issuance of the New Notes.

(c)     Release or Substitution of Property.

        The New Notes and Subsidiary Guarantees will be secured by a first priority security interest in all of the intellectual property rights (including copyrights and trademarks) and substantially all other intangible assets and tangible assets of the Company and its Subsidiaries, as applicable, now in existence or hereafter acquired, other than cash and cash equivalents, and the New Notes and the Subsidiary Guarantees, as applicable, will be secured by a first priority pledge of the Capital Stock of all current and future Subsidiaries of the Company and certain intercompany notes held by the Company and its Subsidiaries.

        The Company and its Subsidiaries have entered into security agreements and certain other collateral agreements (collectively, the "Collateral Agreements") providing for the grant of a security interest in certain collateral (as described in the above paragraph) by the Company and its Subsidiaries to the Trustee, as collateral agent (in such capacity, the "Collateral Agent"), for the benefit of the holders of the New Notes.

        So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the New Indenture and the Collateral Agreements, the Company or its Subsidiaries, as the case may be, will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the collateral pledged by it and to exercise any voting and other consensual rights pertaining to the collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, (a) all rights of the Company or its Subsidiaries, as the case may be, to exercise such voting or other consensual rights shall at the election of the Collateral Agent cease and become vested in the Collateral Agent, which after such election, to the extent permitted by law, shall have the sole right to exercise such voting and other consensual rights and (b) all rights of the Company or any of its Subsidiaries, as the case may be, to receive all cash dividends, interest and other payments made upon or with respect to the pledged collateral shall cease and such cash dividends, interest and other payments shall be paid to the Collateral Agent, and (c) the Collateral Agent may sell the pledged collateral or any part thereof in accordance with the terms of the Collateral Agreements. All funds distributed under the Collateral Agreements and received by the Collateral Agent for the benefit of the Holders of the New Notes shall be distributed by the Collateral Agent in accordance with the provisions of the Collateral Agreements and the New Indenture.

        Under the terms of the Collateral Agreements, if an Event of Default has occurred and is continuing, the Collateral Agent will, subject to the terms of the New Indenture and the Collateral Agreements, determine the circumstances and manner in which the pledged collateral shall be disposed of, including, but not limited to, the determination of whether to sell all or any portion of the pledged collateral. Moreover, upon the full and final payment and performance of all Obligations of the Company under the New Indenture and the New Notes, the Collateral Agreements shall terminate and the pledged collateral shall be released. In addition, in the event that pledged collateral is sold and the Net Proceeds are applied in accordance with the terms of the covenant entitled "Asset Sales," and provided that no Default or Event of Default is existing, the Collateral Agent shall release the Liens in favor of the Collateral Agent in the assets sold; provided, that the Collateral Agent shall have received from the Company an Officers' Certificate that such Net Proceeds have been or will be so applied.

(d)     Satisfaction and Discharge of New Indenture.

        The New Indenture will be discharged and canceled upon discharge in full of all of the Obligations, including the payment of principal and interest on the New Notes, redemption of all New Notes or deposit with the Trustee of funds or obligations issued or guarantied by the United States sufficient for such payment or redemption.

(e)     Statement as to Compliance.

        The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate regarding compliance with the New Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee an Officers' Certificate specifying such Default or Event of Default. The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year (beginning with respect to the fiscal year ending on December 31, 2001), an Officers' Certificate regarding the Company's Excess Cash Flow for the prior year, the amount pre-payable by the Company in respect of the New Notes as a result thereof and certain supporting calculations and Owner Payments made in such fiscal year.

ITEM 9. OTHER OBLIGORS

        The full performance of the New Notes and the New Indenture by the Company will be jointly and severally guarantied by the following "Subsidiary Guarantors", each of which is a direct or indirect wholly-owned subsidiary of the Company. The complete mailing address of each Subsidiary Guarantor is c/o General Media, Inc., 11 Penn Plaza, 12th Floor, New York, NY 10001.

SUBSIDIARY GUARANTOR

General Media Communications, Inc.
General Media Films, Inc.
General Media (UK), Ltd.
Penthouse Clubs International Establishment
Penthouse Images Acquisitions, Ltd.
Penthouse Music, Ltd.
Pure Entertainment Telecommunications, Inc.
General Media Entertainment, Inc.
Penthouse Financial Services N.V.
General Media Art Holding, Inc.
GMCI Internet Operations, Inc.
GMI On-Line Ventures, Ltd.
Penthouse Australia Pty Ltd.


                    CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)     pages numbered 1 to 11, consecutively;

(b) the statement of eligibility and qualification on Form T-1 of The Bank of New York under the Indenture to be qualified, filed as Exhibit 25 hereto; and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

        Exhibit T3A       Certificate of Incorporation of the Company (filed by
                          reference to Exhibit 3.1 of the applicant's
                          Registration Statement No. 33-76716 on Form S-4, and incorporated by reference herein).

        Exhibit T3B       Bylaws of the Company (filed by reference to Exhibit
                          3.2 of the applicant's Registration Statement No.
                          33-76716 on Form S-4, and incorporated by reference herein).

        Exhibit T3C.1     Form of the Indenture among the Company, the
                          Subsidiary Guarantors thereto and The Bank of New York
                          (filed by reference to Exhibit 4.2 of the applicant's
                          Registration Statement No. 33-76716 on Form S-4, and incorporated by reference herein).

        Exhibit T3C.2     First Supplemental Indenture dated as of May 19, 1999.

        Exhibit T3C.3     Proposed Form of Second Supplemental Indenture dated
                          as of March __, 2001.

        Exhibit T3E.1     Form of Offer to Exchange and Consent Solicitation
                          Statement (including exhibits not previously filed with the Commission).

        Exhibit T3E.2     Form of Consent and Letter of Transmittal.

        Exhibit T3F       Cross reference sheet showing the location in the New
                          Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, General Media, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attached, all in the City of New York, and State of New York, on the 16th day of February, 2001.


                                            GENERAL MEDIA, INC.


(SEAL)                                      By /s/ John C. Prebich
                                               ---------------------------------
                                               Name:  John C. Prebich
                                               Title: President and Chief
                                                      Operating Officer



Attest: /s/ John D. Orlando
        ----------------------------------------
        Name:  John D. Orlando
        Title: Chief Financial Officer